

October 25, 2011

Via E-mail
Mr. Zane C. Rowe
Chief Financial Officer
United Continental Holdings, Inc.
77 W. Wacker Drive
Chicago, Illinois 60601

      Re: **United Continental Holdings, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed July 26, 2011
              File No. 001-06033

              United Air Lines, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed July 26, 2011
              File No. 001-11355

              Continental Airlines, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 22, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed July 26, 2011
              File No. 001-10323

Dear Mr. Rowe:

     We have reviewed your response letter dated August 26, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 170

1.   Please refer to the management report on internal control over financial reporting ("ICFR") that was included in your response to our prior comment eight. We note that you have inadvertently indicated that you evaluated the design and operating effectiveness of ICFR as of December 31, 2009. Please ensure that the report on ICFR included in your amended Form 10-K refers to the appropriate date as of which effectiveness was measured.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. New Accounting Pronouncements

Passenger Tickets, page 15

2.   Please refer to your response to our prior comment 11. We note that in connection with the adoption of ASU 2009-13, you began applying a "fulfillment discount" against the weighted-average estimated ticket value ("ETV") of mileage credits to determine the estimated price at which you would sell mileage credits. In this regard, it appears that you determined that the application of a fulfillment discount was appropriate because (I) you did not believe that ETV was a suitable proxy for estimated selling price, since "it did not include a factor representing how many of the credits were ultimately required to be fulfilled," and (II) you have "concluded that the price for which [you] would sell mileage credits should reflect the consideration that a certain percentage of mileage credits will never have to be settled."

Notwithstanding the reasons that you have provided for the accounting change, as noted above, it remains unclear to us how you determined that ETV, net of a fulfillment discount, reflects an appropriate estimate of the selling price for your mileage credits. In this regard, we note that for business reasons, it would appear unlikely that you would sell mileage credits for significantly less their estimated ticket value – particularly, as doing so could presumably result in the direct purchase of mileage credits becoming a less expensive means for your customers to acquire plane tickets. Incidentally, we also note that both United and Continental currently sell miles to customers on their respective websites (i.e., at www.ualmiles.com/personalmiles.jsp and www.continental.com/web/en-US/apps/onepass/buymiles/selection.aspx) for prices that substantially exceed the weighted average ETV of mileage credits, as noted from your response. In addition, it is not clear to us why you believe that the estimated selling price of mileage credits should give consideration to the fact that a certain percentage of the credits will never have to be settled, given that mileage credits which you expect to expire unused are already recognized prior to redemption, pursuant to your accounting policy for "breakage."

Given our observations regarding (I) the prices at which you currently sell miles to customers, (II) your accounting treatment for miles expected to expire unused (i.e., "breakage"), and (III) the business reasons why it would not be prudent for you to sell mileage credits for less than their weighted-average ETV, please explain to us in further detail why you believe that the estimated selling price ascribed to your mileage credits should reflect a fulfillment discount. Alternatively, please consider revising your accounting and advise. In addition, if you continue to believe that your current estimated selling price for mileage credits is appropriate, please explain to us how you determined that a fulfillment discount of approximately 37.5% is appropriate, given that your disclosure on page 64 of your fiscal year 2010 Form 10-K indicates that the percentage miles expected to expire or go unredeemed was only 24% for both United and Continental.

Co-branded Credit Card Partner Mileage Sales, page 16

3.   Please refer to (I) your response to our prior comment 13 and (II) your disclosure regarding "co-branded credit card partner mileage sales," beginning on page 16 of your Form 10-Q for the quarterly period ended June 30, 2011. We note that the application of the guidance outlined in ASU 2009-13 to your new co-branded credit card agreement with Chase (the "Chase contract") is, initially, expected to result in the recognition of $70 million of incremental "other revenue" per quarter, while reducing reported "passenger revenue" by $20 million per quarter. In this regard, we acknowledge that upon adoption of ASU 2009-13, you expect to recognize approximately 48.5% of the revenue attributable to your Chase contract as "other revenue," as compared to approximately 35% prior to adoption. However, despite the aforementioned shift in the percentage of revenue that will be recognized as "other revenue," rather than "passenger revenue," it is not clear to us why the quarterly impact to "other revenue" and total reported revenue would be so significant – particularly, as your response suggests that the revenue allocated to the "lounge passes and memberships" and "baggage fees" would not be recognized immediately upon the sale of miles. In this regard, please tell us and quantify all factors that are contributing to the $70 million of incremental "other revenue" expected to be recognized on a quarterly basis. As part of your response, please specifically quantify for us (A) the total number of mileage credits expected to be sold on an annual basis under the Chase contract, (B) the annual proceeds expected to be received for mileage credits sold over the duration of the Chase contract, (C) the actual change in the unit value assigned to mileage credits as a result of the adoption of ASU 2009-13, (D) the number of mileage credits expected to be redeemed and/or break on either a quarterly or annual period, as appropriate, (E) your estimate of the amount of revenue that will be recognized quarterly and/or annually for proceeds that were allocated to "lounge passes and memberships" and "baggage fees," respectively, and (F) the amount of incremental "other revenue" expected to be recognized quarterly, due to the additional $200 million of proceeds expected to be received under your new Chase contract.

4.   Based upon your response to our prior comment 13, you recognize co-branded credit card agreement proceeds that are allocated to the "use of the United brand" ("brand usage") and "access to frequent flyer member lists" ("membership list access") as revenue when payment is received from the successful use of the brand and lists. In this regard, it would appear that most of the value attributable to "brand usage" and "membership list access" would be conveyed in the first year of the agreement. However, we also note that, oftentimes, your co-branded credit card agreements involve the receipt of proceeds and the issuance of miles over several years. In this regard, please clarify for us whether the aggregate contract proceeds allocated to the "brand usage" and "membership list access" elements of your co-branded credit card agreements are typically recognized (I) when access to the branding and member lists is provided (e.g., in year one of the contract) or (II) periodically over the full contract term. In this regard, please also explain to us why you believe that your accounting treatment (i.e., the timing of recognition) is appropriate and tell us whether the timing/pattern of recognition changed in connection with the adoption of ASU 2009-13. If the revenue attributable to the aforementioned contract elements is recognized over the full contract term, please tell us the basis used to measure the amount of revenue that should be recognized in an individual reporting period. Alternatively, if the total revenue allocated to the aforementioned deliverables is recognized when you provide access to the branding and member lists, please tell us whether the $70 million quarterly increase to "other revenue," which you have projected will result from the application of ASU 2009-13 to your new co-branded credit card agreement with Chase, is expected to extend beyond year one of the agreement.

5.   Please refer to your response to our prior comment 13. It appears that the incremental <u>net</u> revenue (i.e., the incremental "other revenue," net of the decrease in "passenger revenue") recognized in connection with the adoption of ASU 2009-13 may materially impact your reported income – particularly since, incremental costs attributable to the additional recognized revenue appear to be insignificant. However, due to the decrease in proceeds from the Chase contract that will initially be allocated to mileage credits and subsequently recognized as passenger revenue (i.e., upon redemption), it would appear that the incremental "other revenue" that you expect to be recognized, as well as the related benefit to reported income, should eventually be fully offset by a decrease in the amount of passenger revenue that will be recognized in future periods. Given that the adoption of ASU 2009-13 only appears to result in a temporary increase to reported revenue and income, we believe that it would be appropriate for you to disclose the estimated period over which the temporary benefit from the accounting change is expected to be realized. In addition, if the benefit of the accounting change is expected to progressively decline (e.g., annually), we believe that it would be appropriate for you to disclose such trend and provide additional quantitative information regarding your expectations, when estimable. Please revise your disclosure accordingly or advise.

You may contact Jeffrey Sears at 202-551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief